SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

APPLIX, INC.

(Name of subject company (Issuer))

COGNOS INCORPORATED

DIMENSION ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.0025 par value per share	038316105
(Title of classes of securities)	(CUSIP number of common stock)

Tom Manley
Senior Vice President, Finance & Administration & Chief Financial Officer
Cognos Incorporated
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON, Canada
K1G 4K9
(613) 738-1440
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Kevin M. Barry, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110-1726
(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*                    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third party tender offer subject to Rule 14d-1

☐                                    issuer tender offer subject to Rule 13e-4

☐                                    going private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Media Contacts:

Cognos	Applix
Steve Milmore,	Charlotte Locke,
781-313-2403	508-475-2441
steve.milmore@cognos.com	clocke@applix.com
or	or
Lois Paul & Partners, LLC	Citigate Cunningham
Jessica Sutera,	Jena Murphy
781-782-5789	617-374-4216
jessica_sutera@lpp.com	jmurphy@citigatecunningham.com
or	or
Investor Relations:	Investor Relations:
Cognos	Applix
John Lawlor,	Milt Alpern,
613-738-3503	508-475-2450
john.lawlor@cognos.com	malpern@applix.com

Cognos® to Acquire Applix

-Acquisition of Leading Analytics Company to Extend Cognos Financial Performance Management Leadership-

OTTAWA, ON and WESTBOROUGH, MA, Sept. 5, 2007 — Cognos (NASDAQ: COGN; TSX: CSN), the world leader in business intelligence and performance management solutions, and Applix, Inc. (NASDAQ: APLX), a publicly held company based in Westborough, Massachusetts and an industry leader in analytics, today jointly announced the execution of a definitive agreement for Cognos to acquire Applix. With this acquisition, Cognos expects to further extend its position as a leading independent provider of financial performance management.

The planned acquisition is a cash tender offer of $17.87 per share, which equates to approximately $339 million or $306 million net of Applix cash on hand.  The transaction is subject to the receipt of regulatory approvals and other customary closing conditions. Cognos expects the acquisition to be completed in the fourth calendar quarter of 2007.

“This acquisition is a terrific strategic fit for Cognos. Applix will broaden our solution offering and provide Cognos with an innovative, 64-bit, in-memory analytics capability,” said Rob Ashe, Cognos CEO. “It will also bring into the company a very strong employee and customer base that has been committed to performance management through high-impact analytics. This is another major step forward for Cognos in delivering leading performance management solutions to finance and across operations.”

“We believe that this combination represents a great opportunity for the entire Applix community,” said David Mahoney, president and CEO at Applix. “Our customers, partners and employees will become an important part of Cognos, which will allow the company to further enhance its position as a leader in the analytics market. Our organizations are very complementary, and I feel that they will blend together to create a leader in the financial performance management market.”

Applix will complement Cognos flagship products— Cognos 8 Planning, Cognos 8 Controller, and Cognos 8 Business Intelligence —specifically in the area of financial performance management. Applix performance analytics will give customers new and enhanced capabilities to analyze and optimize financial performance. This will include improved analysis and optimization of large, complex financial performance data; strong finance self-service capabilities such as business rules management; new solution areas including profitability analysis; and innovative technology, including Applix TM1, a patented, 64-bit, in-memory multidimensional OLAP server.

With trailing 12 months revenue of US $61.2 million and year-over-year growth of 45%, Applix is recognized as a leader in the financial analytics market. The company and its global network of partners help more than 3,000 customers worldwide manage their business analytics needs. Customers range across a broad variety of industries including insurance, financial services, banking, healthcare, pharmaceutical, telecommunications, manufacturing, consumer goods and retail. Incorporated in 1983, Applix has been publicly traded since 1994. Applix has also been recognized by numerous industry and analyst groups for being a technical and strategic leader in the marketplace, including being positioned in the Visionaries Quadrant of Gartner’s CPM Magic Quadrant.

Conference Call Details

Cognos will review details of the proposed acquisition at 8:45 a.m. Eastern Time, today, September 5, 2007.

Listeners can access the conference call at 866-249-1964 for North America and 416-915-5651 outside North America, or via Webcast at http://www.cognos.com/company/investor/events/070905.

An archive of the Webcast can be accessed at http://www.cognos.com/company/investor/events/070905 following the conference call. A replay of the conference call will be available from September 5, 2007 at 10:15 a.m. Eastern Time until September 19, 2007 at 11:59 p.m. Eastern Time. The replay can be accessed at 416-640-1917. The passcode for the replay is 21245986#.

##

About Applix, Inc.
Applix (NASDAQ: APLX) empowers agile enterprises by offering the only complete Business Analytics software solution. The Company is focused exclusively on providing a single, cohesive Performance Management and Business Intelligence solution, with strategic planning, forecasting, consolidations, reporting and analytics across financial, operational, sales and marketing, and human resources departments. The Applix platform, powered by the renowned TM1 analytics engine, reaches farther, deploys easier, and reacts faster than any business analytics solution available today. Applix and its global network of partners help 3,000 customers worldwide manage their business performance and respond proactively to the marketplace. Headquartered in Westborough, MA, Applix maintains offices in North America, Europe and Asia Pacific.

About Cognos:

Cognos, the world leader in business intelligence and performance management solutions, provides world-class enterprise planning and BI software and services to help companies plan, understand and manage financial and operational performance. Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system. The Cognos performance system is an open and adaptive solution that leverages an organization’s ERP, packaged applications, and database investments. It gives customers the ability to answer the questions - How are we doing? Why are we on or off track? What should we do about it? — and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries, and its top 100 enterprise customers consistently outperform market indexes. Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers. For more information, visit the Cognos Web site at http://www.cognos.com.

Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries. All other names are trademarks or registered trademarks of their respective companies. Note to Editors: Copies of previous Cognos press releases and Corporate and product information are available on the Cognos Web site at www.cognos.com.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Applix’s common stock will only be made pursuant to an offer to purchase and related materials that Cognos intends to file with the securities and exchange commission. Applix will file a solicitation/recommendation statement with respect to the offer. Once filed, Applix stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Applix stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, from Applix or from Cognos.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC and the Canadian Securities Administrators, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

September 5, 2007

Dear Valued Cognos Customer,

On September 5, 2007, Cognos announced its execution of a definitive agreement to acquire Applix, Inc. Applix is a high-growth, 200-person Company that is an industry leader in performance analytics. The acquisition is expected to close in the fourth calendar quarter of 2007.

Why Applix? Applix will bring innovative analytics software to Cognos, as well as a fantastic team with dedicated analytics expertise—from product development, to services and support. Applix shares our vision for performance management and analysts recognize it as a leader, like Cognos, in this area.

What does it mean to you? Applix will complement our flagship products—Cognos 8 Planning, Cognos 8 Controller, Cognos Finance and Cognos 8 BI—specifically in the area of financial performance management. Cognos 8 Planning lets you plan, forecast, and control. Cognos 8 Controller lets you close, consolidate and report. Applix will provide new capabilities to analyze and optimize financial performance, including:

•                                          Improved analysis and optimization of large, complex financial performance data

•                                          Strong finance self-service capabilities such as scenario creation and business rules management

•                                          New solution areas including profitability, sales mix, and price/volume variance analysis

•                                          Innovative technology, including a patented, 64-bit, in-memory multidimensional OLAP server.

This acquisition will be another step in our performance management innovation, for example:

•                                          Our Planning release in July 2007, sharing a common architecture and platform with Cognos 8 BI

•                                          Our Cognos Go! Mobile application this past spring, extending Cognos 8 BI to new users and applications.

•                                          Our release of Cognos Now! operational BI and real-time dashboards on an innovative BI appliance

These innovations and others demonstrate how Cognos is rounding out a complete and independent performance management system through development, relationships, and acquisitions.

What’s next? We expect to complete the acquisition of Applix in the fourth calendar quarter of 2007. I will follow-up at that time with more information about this opportunity, as well as new ways we are building out our performance management story. For more information, please see http://www.cognos.com/Applix.

Being your best performance management partner is our goal. I am excited by what Applix brings to our performance management solution and to your future success with Cognos.

Sincerely,

Rob Ashe
President and CEO, Cognos

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF APPLIX’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. APPLIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM APPLIX OR FROM COGNOS.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Dear Valued Cognos Partner

Today, Cognos announced the execution of a definitive agreement to acquire Applix, Inc., a publicly held, Massachusetts-based company, which is an industry leader in performance analytics. The planned acquisition is a cash tender offer of $17.87 per share, which equates to approximately $339 million or $306 million net of Applix cash on hand. We expect it to close in the fourth calendar quarter of 2007.

This strategic acquisition will enhance our position as a leading independent provider of financial performance management solutions and will add the Applix base of 3000 customers to our existing financial performance management customer base of 3500 customers. It  will also add over 200 performance management experts to the Cognos team, across products, sales, services, and customer support.

For Cognos partners committed to delivering increased value-add to our customers, this acquisition will represent a tremendous opportunity.  You will benefit from one of the broadest and strongest solutions for financial performance management in our industry. The acquisition of Applix will build on the proven strength of Cognos Finance, Cognos 8 Planning, Cognos 8 Controller, and Cognos 8 BI by extending our solution to address financial performance analysis and optimization, including new solution areas such as profitability analysis. It will offer our customers a strong, self-service solution to develop and deploy financial analytics across their organizations.

The addition of Applix also will expand our position as a technology leader. Applix is well known in the industry for its innovative market-leading OLAP server. This patented, 64-bit, in-memory multidimensional server has a proven track record in the financial performance management market. Applix has received some of the industry’s highest ratings for enabling clients to drive better business decisions, enable faster implementation times, and reduce IT costs.

This acquisition will represent another major step forward in our position as a performance management expert. It is a significant extension of our position in the market, our solutions for customer success, and our proven reputation as an innovator in the performance management market.

Be assured that your customers’ investments in Cognos technology and solutions will be supported and protected.  Specifically for ISVs and solution providers, Cognos plans to broaden the existing partnerships by offering an opportunity to expand the scope of your horizontal and industry aligned solutions.  For system integrators, you will have the opportunity to provide additional performance management, analytical, and BI capabilities and solutions to customers across multiple vertical markets and lines of business.

Cognos plans to integrate the Applix content as part of the Partner Enablement Program, to enable you to position and sell the Applix product suite, in addition to providing the training and certification programs to allow you to perform high quality customer implementations.  We will provide more details on these programs once the acquisition is completed.

For more information on Cognos and what this acquisition will mean for you and your customers, please read our FAQ at http://www.cognos.com/applix. And should you have questions, please direct them to partnersource@cognos.com.

Mel Zeledon
SVP Global Alliances
Cognos Inc.

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF APPLIX’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. APPLIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM APPLIX OR FROM COGNOS.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

All Staff Memo from Rob Ashe re: Applix Acquisition

Today Cognos announced the execution of a definitive agreement to acquire Applix, Inc., a publicly held, Massachusetts-based company, which is an industry leader in performance analytics. The planned acquisition is a cash tender offer of $17.87 per share, which equates to approximately $339 million or $306 million net of Applix cash on hand. We expect it to close in the fourth calendar quarter of 2007.

This strategic acquisition will enhance our position as a leading independent provider of financial performance management solutions. The acquisition will add the Applix base of 3000 customers to our existing customer base of 3500 customers using our financial performance management solutions. We will also add over 200 performance management experts to the Cognos team, across products, sales, services, and customer support, as well as key new partners to our global network, with particular strength in the mid-enterprise market.

Together, we will deliver one of the broadest and strongest solutions for financial performance management in our industry. The acquisition of Applix will build on the proven strength of Cognos Finance, Cognos 8 Planning, Cognos 8 Controller and Cognos 8 BI by extending our solution to address financial performance analysis and optimization, including new solution areas such as profitability, sales mix, and price/volume variance analysis. It will offer our customers a strong, self-service solution to develop and deploy financial analytics across their organization.

As the diagram below describes, with this acquisition Cognos will enable the three core processes Finance uses to manage performance:

1.               The consolidation and close process, enabled by Cognos Finance & Cognos Controller

2.               The planning and forecasting process, enabled by Cognos Planning

3.               The financial analysis and optimization process, enabled by Applix

Cognos Financial Performance Management

The addition of Applix will enhance our position as a technology and innovation leader. Applix is well known in the industry for its innovative financial OLAP server. This patented, 64-bit, in-memory multidimensional server has a proven track record in financial performance management. Applix receives some of the industry’s highest ratings for enabling clients to drive better business decisions, enable faster implementation times and reduce IT costs.

This acquisition will represent another major step forward in our position as the performance management expert. It will be a significant extension of our position as a leader in the market, our solutions for customer success, and our proven reputation as an innovator in the performance management market.

To ensure a smooth acquisition, Barbara Cain and Nathalie Parent will be leading PMI (post merger integration) across a broad cross functional team of both Applix and Cognos employees. They will communicate their initial plans in a subsequent memo later this week.

For more information on Applix and what this acquisition will mean for Cognos and our customers, please visit FieldSupport at http://mycognos/portalad/gateway/gateway.asp?GID=1122&CID=423&URL=http%3A%2F%2Fsottmycontent%3A80%2FNewFieldsupportSite%2FStandardLanding.asp?thisID=24554.

Rob

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF APPLIX’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. APPLIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM APPLIX OR FROM COGNOS.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Applix Acquisition — Master FAQ

General

What are you announcing?

A:  Today Cognos announced its execution of a definitive agreement to acquire Applix, Inc., a publicly held company based in Massachusetts with operations around the world that specializes in analytics with a patented, 64 bit, in-memory multidimensional technology.

Why are you acquiring Applix?

A:  This acquisition will be important to Cognos for three reasons:

•                  First is Market Leadership in Financial Performance Management (FPM). The acquisition of Applix will enhance our position as a leading independent provider of Financial Performance Management. We will gain Applix’s over 3000 customers to add to our over 3500 financial performance management customers.  We will also gain over 200 performance management specialists across products, sales, services and customer support. And lastly, we will gain a growing number of performance management partners worldwide focused on industry-specific solutions for the mid-enterprise.

•                  Second, the acquisition will give Cognos the Broadest Solution Coverage for driving Financial Performance Management. Specifically it will build on the proven strength of Cognos 8 Planning, Cognos 8 Controller, and Cognos 8 BI by extending our solution to address financial performance analysis and optimization, including solution areas such as profitability, sales mix, and price / volume variance analysis.

•                  Third, the acquisition will further our Technology & Innovation Leadership by adding a widely recognized innovative and leading Financial OLAP server.  This patented 64 bit, in memory multidimensional server allows finance users to perform high performance real-time read-write operations against large data sets eliminating the need for costly and time-consuming data warehouse restructuring with every change in the business.

What is Applix?

A:  Applix is a publicly held company based in Westborough, Massachusetts, with 200 employees in operations around the world.  It specializes in analytics with patented, 64-bit in-memory multidimensional technology.  Applix was incorporated in 1983 and has been publicly traded since 1994.

How will Cognos customers benefit?

A:  Cognos customers will benefit from this acquisition in three major areas.  First, customers will gain improved analysis and optimization of large, complex financial performance data.  Second, customers will benefit from agile self-service capabilities such as scenario creation. Third, customers will be able to leverage new solution areas including profitability analysis, sales mix, and price / volume variance analysis.

How will Applix customers benefit?

A:  Applix customers will benefit in several areas.  First, Applix customers will benefit from the accelerated innovation that will result of being part of Cognos’ 800-person strong R&D team.  Second, Applix customers will be able to leverage new value from Cognos performance management solutions that can surround and support their Applix deployments.  Third, Applix customers will benefit from the broad and deep resources that Cognos has established, such as Cognos proven practices, our community and the thought leadership from the Global Innovation Center for Performance Management, our award-winning support, education and services, and a large diverse partner ecosystem of application, service and technology partners.

How much will you pay?

A:  The planned acquisition is a cash tender offer of $17.87 per share, which equates to approximately $339 million or $306 million net of Applix cash on hand. We expect it to close in the fourth calendar quarter of 2007.

What are the terms of the deal (cash, securities, debt, or some combination)?

A:  Cognos will complete the transaction using 100% cash.

What is the acquisition integration timeline?

A:  Until the transaction closes, we cannot comment on future integration plans. We currently expect the transaction to close in the fourth calendar quarter of 2007.

When do you expect the deal to be accretive, and by how much in the next 12 months?

A:  We expect the U.S. GAAP impact on Cognos’ Earnings Per Share to be slightly dilutive in the 2nd half of this fiscal year and slightly dilutive in our next fiscal year. We will be able to provide more detail and the appropriate guidance when the transaction has closed.

What impact will the acquisition have on Cognos’ operating margin?

A: We will be able to provide more detail upon closing the transaction.

What is the effect of the acquisition on Cognos’ guidance for the current fiscal year? Next year?

A:  We will be able to provide more detail upon closing the transaction.

Will any employees be laid-off? Will Applix leadership be retained?

A:  We cannot currently comment on expense synergies. We will be able to provide more detail upon closing the transaction. The goal of this combination is to complement the offerings of Cognos. The acquisition of Applix significantly increases Cognos’ commitment to Performance Management. Applix employees have significant domain expertise in financial analytics and performance management and will be an integral part of the business within Cognos.

What is the geographical profile of Applix’s revenue?

A: Please refer to the publicly available information on Applix’s website.

What are the expected synergies relating to the acquisition, in terms of both revenue and costs?

A:  We will be able to provide more detail upon closing.

How many quota carrying sales reps does Applix have? Has attrition been an issue and do you anticipate this acquisition will impact turnover?

A: Please refer to the publicly available information on Applix’s website.

Did you consider issuing debt to finance the acquisition or would you consider it to fund further acquisition activity?

A: Cognos chose to pursue this acquisition using 100% cash. We do not speculate on the issuance of debt or further M&A activity.

Will Cognos be continuing to pursue other acquisitions assuming this transaction is successfully closed?

A  We do not comment or speculate on M&A activity.

What is Cognos’ cash position following both the acquisition and the Share Repurchase program?

A:  Given that we are currently in the Quiet Period for our fiscal Q2, we cannot answer this question at this time. We will provide further detail on our Q2 earnings call on September 27th.

Has the credit crisis in the Asset-Backed Commercial Paper Market had any impact on Cognos cash and short term investments?

A: Given that we are in our Quiet Period for Q2, we are unable to answer this question at this time at this time.

What are the potential areas of product overlap and how will you address this once the acquisition closes?

A: There will be areas of modest product overlap to manage. In the few cases where this occurs, there will also be an opportunity for us to position a strong joint solution. Overall, we anticipate a smooth integration.

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF APPLIX’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. APPLIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM APPLIX OR FROM COGNOS.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC. Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Cognos Incorporated Employee FAQ for Applix, Inc.

What are we announcing?

A:  Today Cognos announced its execution of a definitive agreement to acquire Applix, Inc., a publicly held company based in Massachusetts with operations around the world that specializes in analytics with a patented, 64 bit, in-memory multidimensional technology.

Why didn’t we hear about this before the general public announcement?

A: As with any commercial transaction, both parties do not publicize their discussions until an agreement is reached.  Once that occurred, Cognos made public its offer as required by law.  To make any earlier announcement would have been premature and harmful to both Applix and Cognos employees and their respective businesses.

What is Applix?

A:  Applix is a publicly held company based in Westborough, Massachusetts, with 200 employees in operations around the world.  It specializes in analytics with patented, 64-bit in-memory multidimensional technology.  Applix was incorporated in 1983 and has been publicly traded since 1994.

Why are we acquiring Applix?

A:  This acquisition will be important to Cognos for three reasons:

•                  First is Market Leadership in Financial Performance Management (FPM).  The acquisition of Applix will enhance our position as a leading independent provider of Financial Performance Management.  We will gain Applix’s over 3,000 customers to add to our over 3500 financial performance management customers. We will also gain over 200 performance management specialists across products, sales, services and support.  And lastly, we will gain a growing number of performance management partners worldwide focused on industry-specific solutions for the mid-enterprise.

•                  Second, the acquisition will give Cognos the Broadest Solution Coverage for driving Financial Performance Management.  Specifically it will build on the proven strength of Cognos 8 Planning, Cognos 8 Controller and Cognos 8 BI by extending our solution to address financial performance analysis and optimization including solution areas such as profitability, sales mix and price/volume variance analysis.

•                  Third, the acquisition will further our Technology & Innovation Leadership by adding a widely recognized innovative and leading Financial OLAP server.  This patented 64 bit, in-memory multidimensional server allows finance users to perform high performance real-time read-write operations against large data sets eliminating the need for costly and time-consuming data warehouse restructuring with every change in the business.

I thought Cognos already had a planning, reporting and analysis solution. How is Applix’s  product different? Does it complement or replace the current solution?

A:  This acquisition will complement Cognos’ current planning, reporting and analysis solution.  First, we will gain improved analysis and optimization of large complex financial performance data.  Second, we will benefit from agile self-service capabilities such as scenario creation. Third, we will have the ability to address new solution areas including profitability analysis, sales mix, and price / volume variance analysis.

Why didn’t Cognos build its own financial analytic engine and solutions?

A:  We believe this acquisition represents the best and fastest opportunity for Cognos to deliver this capability to our customers. The patented technology, architectural synergy, and proven financial and performance management solutions experts will provide that value to our customers.

How will Cognos customers benefit?

A:  Cognos customers will benefit from this acquisition in three major areas.  First, customers will gain improved analysis and optimization of large, complex financial performance data.  Second, customers will benefit from agile self-service capabilities such as scenario creation. Third, customers will be able to leverage new solution areas including profitability analysis, sales mix, and price / volume variance analysis.

How will Applix customers benefit?

A:  Applix customers will benefit in several areas.  First, Applix customers will benefit from the accelerated innovation that will result of being part of Cognos’ 800-person strong R&D team.  Second, Applix customers will be able to leverage new value from Cognos performance management solutions that can surround and support their Applix deployments.  Third, Applix customers will benefit from the broad and deep resources that Cognos has established, such as Cognos proven practices, our community and the thought leadership from the Global Innovation Center for Performance Management, our award-winning support, education and services, and a large diverse partner ecosystem of application, service and technology partners.

How does the Applix solution compare to competitive offerings like Oracle / Hyperion Essbase?

A:  Applix’s patented high performance 64 bit in-memory OLAP server has proven and recognized success for delivering faster and more accurate decision making, fastest implementation time, and reduced IT costs which has translated into a high degree of loyalty from Applix customers.

Who is Applix’s target market and how does it compare with Cognos’?

A:  Like Cognos, Applix customers consist of leaders in a wide variety of industries.

Since both Applix and Cognos are leaders in their respective sectors, we do share many common customers in complementary ways, in virtually every market vertical. And like Cognos, Applix has penetrated a significant number of the Fortune 1000.  Applix has over 3000 customers globally.

What is the plan for integrating Applix with Cognos 8 BI and the performance management solutions? How long will it take?

A:  Applix and Cognos 8 BI are both based on open architectures. C8 BI will support real time access to TM1 as a data source providing reporting, analysis, scorecards, dashboards and event management capabilities.  Further details on the product roadmap will be provided after the transaction is closed.

Will TM1 replace PowerCubes?

A:  We see the two as very complementary.  Cognos PowerCubes have a long and very successful history of bringing multi-dimensional analysis to the masses.  We are committed to their use in making Performance Management more pervasive and continue to make customer-driven improvements in this area.  TM1 offers Cognos customers a new level of business analytics though a high performance, 64-bit read-write OLAP server that allows users to make dimensional and data changes on the fly.  We see this as important as we address new application areas such as profitability analysis.   Both technologies are compelling in their own right and address different behaviors.

How will Cognos integrate the two companies after the closing?

A:  Cognos, like Applix, is very focused on customer satisfaction.  Our plans call for a smooth and effective transition without service or support disruption. Cognos intends to dedicate personnel from key functional areas from both companies to form a post-merger integration team that will communicate regularly with all stakeholders including our customers, partners, and employees.

Are the executives of Applix staying on with Cognos? What will be their roles?

A: The deep expertise of Applix executives and strong ethics fit well with Cognos’ culture and values. Leadership roles will be announced after the transaction has closed.

Will other people change positions or have some of their job duties adjusted?

A: Possibly.  We will be looking closely at practices, roles and responsibilities across the two organizations to preserve best practices and ensure employees have opportunities that fully utilize their skill and knowledge, and bring maximum benefit to our company and our customers.

Who is deciding which employees will do what?

A: After the transaction has closed, staff at various levels of both companies will be involved in determining the plan for the combined organization.

Will employees have a say in deciding what they do?

A: We strive to ensure that employees are satisfied with their career choice in Cognos. We also strive to ensure we are maximizing the career potential of our valued employees and fully utilizing your talents.  After the transaction has closed, we expect to have meetings with all Applix employees to understand their career interests and strengths, so that potential opportunities within the new combined organization can be discussed. These discussions will help guide us and assist in determining if role adjustments or internal movements should take place across the combined organization.

How long will it take to sort out what will happen going forward?

A: Once the transaction has closed, we intend to engage employees in discussion and formulate a go-forward plan to keep momentum going with minimal business and employee disruption.

Will any employees be laid-off?

A: We cannot currently comment on people synergies.  We will be able to provide more detail after we close the transaction.  However, one of the strategic rationales of Cognos in seeking this transaction is to obtain additional competence in the finance arena.   Applix employees are highly skilled, with in-depth knowledge and exceptional expertise in this domain which we expect will complement Cognos’ portfolio of products.

Will we close Applix or Cognos offices? Will anyone need to relocate offices?

A: Once the transaction has finalized, we will take a close look at the combined organizations’ global resources to ensure they are allocated effectively. We anticipate some office consolidation and relocations to occur.

What will happen to the Applix brand?

A:  We intend to integrate the two companies under the Cognos brand. Further details on product-level branding will be communicated after the transaction is closed.

How will Cognos handle support for Applix products?

A:  Until the transaction closes, Applix will continue to be a separate business. Applix customers should continue to use their existing Applix contacts for support, professional services, and sales to address ongoing needs.  All changes and transitions occurring after the close of the transaction will be communicated in advance.

Does Cognos plan to continue support for Applix and Applix partners?

A:  Cognos intends to continue to support Applix customers and partners.  The Applix team will remain focused on this business with the increased strength of the Cognos organization behind it.  We expect Applix channel partners will continue to sell the Applix product and to get new releases on a regular basis.  In addition, after the closing of the acquisition, we intend for these partners to become Cognos partners, giving them access to the broader Cognos product line.

Should Applix customers continue to contact their Applix sales representative?

A:  Yes. Until the transaction closes, Applix will continue to be a separate business and customers should continue to seek assistance through their existing Applix relationships.

Will existing Applix customer contracts be honored after the closing of the transaction?

A:  While a full review of contracts will need to be performed after closing, Cognos intends to honor the terms and conditions of existing Applix contracts for existing license and service projects. Cognos also intends to provide technical support in accordance with the terms of the maintenance agreement until the current support term expires.

What should I say to customers who call me regarding the acquisition?

A:  First, you can tell customers that you cannot provide information regarding the acquisition beyond what has been publicly announced and available on our website.  Second, you tell customers that this is an exciting addition to the Cognos family and it advances our solution for financial performance management with capabilities for analyzing and optimizing the financial process.  Third, you can tell customers that Cognos is committed to the future of Cognos’ existing planning and consolidation products that have been recognized as market leading by analysts and customers alike. Last, you can tell customers that we will inform them of further developments regarding the integration of Aquarius after we formally close the transaction later this year.

What do I say if someone from the press calls to ask me about the acquisition?

A: Please contact Steve Milmore, Cognos Director of PR.

How do I stay informed and whom do I contact if I have questions?

A: We will continue to keep you informed of the acquisition process through on-going communications and our public filings.  However, your manager is always a good person, with whom to discuss your questions.  Additionally, the Human Resources staff is available to assist you.

Where can I find out more information about the combination?

A: Please visit http://www.cognos.com/Applix or http:///www.applix.com/Cognos.  And for further details, visit fieldsupport:  http://mycognos/portalad/gateway/gateway.asp?GID=1122&CID=423&URL=http%3A%2F%2Fsottmycontent%3A80%2FNewFieldsupportSite%2FStandardLanding.asp?thisID=24554

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF APPLIX’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. APPLIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM APPLIX OR FROM COGNOS.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of

1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC.  Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.